U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2004.

     KINGSWAY FINANCIAL SERVICES INC.
(Exact name of Registrant as specified in its charter)

ONTARIO, CANADA
(Province or other jurisdiction of incorporation or organization)

     5310 Explorer Drive, Suite 200, Mississauga, Ontario, Canada L4W 5H8
(Address of principal executive offices)

             [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

                                          Form 20-F                 Form 40-F   X

             [Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:]

                                                     Yes                         No   X

             [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

                                                       N/A

KINGSWAY FINANCIAL SERVICES INC.

SIGNATURES

              Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                              KINGSWAY FINANCIAL SERVICES INC.

Dated:  May 18, 2004                                 By:   /s/  W. Shaun  Jackson
                                                                             W. Shaun Jackson
                                                                             Executive Vice President and
                                                                             Chief Financial Officer

KINGSWAY REPORTS 26% INCREASE IN NET INCOME

Toronto, Ontario (May 6, 2004) – Kingsway Financial Services Inc. (TSE:KFS, NYSE:KFS) today announced financial results for the first quarter ended March 31, 2004.

Q1 2004 Summary

•     Earnings per share increased 12% to 55 cents (diluted) compared to Q1 2003

•     Net income increased 26% to $30.8 million compared to Q1 2003

•     Combined ratio improved to 98.2% compared to 101.4% for fiscal 2003

•     Underwriting profit of $10.4 million

•     Annualized return on equity 16.9%

•     Book value per share $13.39 an increase of 6% from year end

•     Investment portfolio increased to $2.9 billion or $51.11 per share

Net income increased by 26% to $30.8 million, compared to $24.4 million in the first quarter of last year. Return on equity (annualized) was 16.9% in the quarter compared to 16.0% in the same quarter last year. The combined ratio was 98.2% compared to 96.8% in the same quarter last year, producing an underwriting profit of $10.4 million in the quarter. Diluted earnings per share increased 12% to 55 cents for the quarter, compared to 49 cents for the first quarter of 2003.

“We are very pleased with the solid start we have made to 2004", said Bill Star, President & Chief Executive Officer. “We are particularly encouraged by the strong improvement in results from our Canadian operations as a result of rate increases and claims fraud initiatives we have implemented. We are well positioned to take advantage of the prevailing insurance market conditions, and see no softening of rates in any of our business lines. The short maturity profile of our investment portfolio also means we are poised to benefit when interest rates rise.”

Premium Growth

During the first quarter of 2004, gross premiums written increased to $710.4 million, compared with $702.6 million in the first quarter last year. A significant portion of the Company’s operations and net assets are denominated in U.S. dollars whereas the Company reports in Canadian dollars. In the quarter, U.S. operations represented 77% of gross premiums written compared with 82% in the first quarter last year. Written premiums from U.S. operations decreased to $545.8 million compared with $575.6 million last year, whereas in U.S. dollars they increased by 9% to U.S.$413.7 million. The effect of currency translation reduced reported levels of gross premiums written for the U.S. operations by $77.3 million in the quarter compared to the same period of 2003. Written premiums from Canadian operations grew 30% to $164.6 million for the quarter, compared to $127.0 million in Q1 last year.

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Premium Growth – continued

Net premiums written increased 3% to $684.1 million compared with $666.7 million for the first quarter of last year. Net premiums earned increased 6% to $584.8 million for the quarter, compared with $551.3 million for the first quarter last year. For U.S. operations, net premiums earned decreased to $429.7 million compared with $439.1 million in the first quarter of 2003, whereas in U.S. dollars they increased by 11% to U.S.$325.3 million compared to Q1 last year. Net premiums earned from Canadian operations increased by 38% to $155.1 million compared with $112.2 million last year.

Underwriting Profit & Combined Ratio

The combined ratio of 98.2% for the first quarter produced an underwriting profit of $10.4 million. For the quarter, the U.S. operations combined ratio was 98.2% and 98.4% for the Canadian operations.

The results for the quarter include increases in the provision for unpaid claims occurring prior to December 31, 2003 of approximately $6.5 million ($4.3 million after tax). These increases represent 1.1% of the net premiums earned in the quarter and 0.4% of the unpaid claims recorded as at December 31, 2003. The Company increased its estimated provision for incurred but not reported claims (IBNR) and specific estimates for each individual claim based on historical settlement patterns (case reserves). During the quarter, the IBNR provision was increased by $50 million or 7% to $797.0 million and the case reserves were increased 13% to $1,039 million.

Investment Income

Investment income increased 42% to $22.3 million compared with $15.8 million for the first quarter of 2003. Net realized gains amounted to $6.8 million compared with net realized losses of $0.7 million in the first quarter of 2003. Net realized losses in 2003 included adjustments to the carrying value for declines in market value considered other than temporary of $2.6 million in the quarter on investments still held compared to $nil for the first quarter of 2004.

Net unrealized gains on the investment portfolio were $83.1 million ($1.48 per share outstanding) at March 31, 2004, as compared to $52.5 million (94 cents per share outstanding) at the end of 2003.

Balance Sheet

Total assets as at March 31, 2004 grew to $4.0 billion. During the quarter, shareholders’ equity was increased by $13.3 million and book value per share by 24 cents as a result of the change in the unrealized currency translation adjustment. As a result of this and the earnings in the quarter, book value per share increased by 6% to $13.39 from $12.63 as at December 31, 2003.

The investment portfolio, including cash and accrued investment income, increased 7% to $2,870.0 million (market value $2,953.1 million), compared to $2,674.1 million (market value $2,726.7 million) as at December 31, 2003. The investment portfolio represents $51.11 per common share at March 31, 2004. At March 31, 2004 24% of the fixed income portfolio matures in less than one year and 61% matures after one year and in less than five years, and we are well positioned to advantage should interest rates increase.

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Currency

The Company reports in Canadian dollars, whereas 77% of its gross premiums in the quarter were generated from its U.S. operations. During 2003 the Canadian dollar appreciated against the U.S. dollar thereby affecting the comparability of results. When the Company’s results are translated into U.S. dollars, gross premiums written increased by 19%, net income by 48% and earnings per share by 31% compared to the first quarter of 2003.

Executive Appointments

The Company is pleased to announce the appointment of John Clark to the position of President & Chief Executive Officer of Lincoln General Insurance Company, replacing Gary Bhojwani who has accepted a position outside of the company. Tom Ossmann has been appointed as President & Chief Executive Officer of American Service Insurance Company. “I am pleased to announce the appointments of John and Tom to their new roles”, said Bill Star, President & Chief Executive Officer. “These appointments are indicative of the depth of executive talent that we have within the Kingsway group of companies.”

Further Information

The discussion and analysis of our results of operation and information in this press release is an update of the information set forth in our 2003 Annual Report. Further information about our financial results and condition can be found in our Annual Report and other filings.

Conference Call and Annual General Meeting

The Company will have a conference call starting today at 1:00pm (Eastern time) on May 6, 2004. If interested in participating, please dial 1-800-814-4859 about five minutes before the start of the call. A live broadcast of the conference call can be accessed at www.newswire.ca/en/webcast/viewEvent.cgi?eventID=779900. You may also link to the broadcast through our website at www.kingsway-financial.com. A rebroadcast of the conference call will also be available and can be accessed through our website.

The Company’s Annual General Meeting will be held today at 4:00pm at The Design Exchange, 234 Bay Street, Toronto, Ontario. A live broadcast of the Annual General Meeting can be accessed at http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=792880.

Forward Looking Statements

This press release includes “forward looking statements” that are subject to risks and uncertainties. For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, see Kingsway’s securities filings, including its 2003 Annual Report under the heading Risks and Uncertainties in the Management’s Discussion and Analysis section. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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About the Company

Kingsway’s primary business is trucking insurance and the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The Company currently operates through nine wholly-owned insurance subsidiaries in Canada and the U.S. Canadian subsidiaries include Kingsway General Insurance Company, York Fire & Casualty Insurance Company and Jevco Insurance Company. U.S. subsidiaries include Universal Casualty Company, American Service Insurance Company, Southern United Fire Insurance Company, Lincoln General Insurance Company, U.S. Security Insurance Company, American Country Insurance Company and Avalon Risk Management, Inc. The Company also operates reinsurance subsidiaries in Barbados and Bermuda. Lincoln General Insurance Company, Universal Casualty Insurance Company, Jevco and Kingsway Reinsurance (Bermuda) are all rated “A-” Excellent by A.M. Best. Kingsway General and York Fire are rated “B++” (very good). The Company’s senior debt is rated investment grade “BBB-” by Standard and Poor’s and “BBB” by Dominion Bond Rating Services. The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol “KFS”.

For further information, please contact:
Shaun Jackson
Executive Vice President and Chief Financial Officer
Tel: (905) 629-7888
Fax: (905) 629-5008
Web Site: www.kingsway-financial.com

KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the three months ended March 31, 2004 and 2003
(In thousands of Canadian dollars, except for per share amounts)

	2004	2003
	(unaudited)

Gross premiums written	$710,445	$ 702,560

Net premiums written	$684,081	$ 666,663

Revenue:
Net premiums earned	$584,830	$ 551,255
Investment income	22,329	15,766
Net realized gains (losses)	6,770	(688)

	613,929	566,333
Expenses:
Claims incurred	422,206	388,664
Commissions and premium taxes	110,555	114,309
General and administrative expenses	41,662	30,432
Interest expense	6,930	4,462
Amortization of intangibles	175	230

	581,528	538,097

Income before income taxes	32,401	28,236
Income taxes	1,633	3,842

Net income	$ 30,768	$ 24,394

Earnings per share:
Basic:	$0.55	$0.50
Diluted:	$0.55	$0.49
Weighted average shares outstanding:
Basic:	55,967	48,827
Diluted:	56,344	49,400

Claims ratio	72.2%	70.5%
Expense ratio	26.0%	26.3%
Combined ratio	98.2%	96.8%

Underwriting profit	$ 10,407	$ 17,850
Return on equity (annualized)	16.9%	16.0%
Book value per share	$ 13.39	$ 12.35

KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED BALANCE SHEETS
(In thousands of Canadian dollars)

	March 31 2004 (unaudited)	December 31 2003 (audited)

ASSETS
Cash	$ 107,307	$ 140,883
Investments	2,731,889	2,512,052
Accrued investment income	30,838	21,189
Accounts receivable and other assets	470,325	387,052
Due from reinsurers and other insurers	220,471	176,295
Deferred policy acquisition costs	189,363	167,960
Income taxes recoverable	8,920	--
Future income taxes	69,040	72,184
Capital assets	73,788	66,981
Goodwill and intangible assets	87,838	85,840

	$ 3,989,779	$ 3,630,436

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES
Bank indebtedness	$ 24,847	$ 153,895
Accounts payable and accrued liabilities	123,754	128,797
Income taxes payable	--	2,589
Unearned premiums	891,870	776,481
Unpaid claims	1,836,052	1,669,734
Senior unsecured indebtedness	241,813	78,000
Subordinated indebtedness	119,396	115,981

	3,237,732	2,925,477

SHAREHOLDERS' EQUITY
Share capital	471,332	468,668
Issued and outstanding number of common shares
56,150,828 - March 31, 2004
55,829,794 - December 31, 2003
Contributed surplus	1,027	678
Currency translation adjustment	(81,006)	(94,313)
Retained earnings	360,694	329,926

	752,047	704,959

	$ 3,989,779	$ 3,630,436

KINGSWAY FINANCIAL SERVICES INC.
SUPPLEMENTARY INFORMATION TO PRESS RELEASE
As at March 31, 2004 and December 31, 2003
(In thousands of Canadian dollars)

1.	Investments:

		March 31, 2004

		Carrying amount	Fair value

	Term deposits	$ 282,117	$ 282,510
	Bonds:
	Government	783,517	796,696
	Corporate	1,300,242	1,322,039
	Preferred shares	--	--
	Common shares	282,113	329,866
	Financed premiums	83,900	83,900

		$2,731,889	$2,815,011

	December 31, 2003

	Carrying amount	Fair value

Term deposits	$ 285,715	$ 285,500
Bonds:
Government	783,857	787,552
Corporate	1,107,515	1,112,386
Preferred shares	500	512
Common shares	253,551	297,725
Financed premiums	80,914	80,914

	$2,512,052	$2,564,589

KINGSWAY FINANCIAL SERVICES INC.
SUPPLEMENTARY INFORMATION TO PRESS RELEASE
For the three months ended March 31, 2004 and 2003
(In thousands of Canadian dollars)

2.	Underwriting Results:

	The underwriting results for the Company’s operations were as follows:

		Quarter to March 31:
		2004		2003

	Underwriting Profit
	Canada	$ 2,470		$ 163
	U.S.	7,937		17,687

	Total	$10,407		$17,850

	Combined Ratio
	Canada	98.4%		99.9%
	U.S.	98.2%		96.0%

	Total	98.2%		96.8%

	Expense Ratio
	Canada	26.0%		29.7%
	U.S.	26.0%		25.4%

	Total	26.0%		26.3%

	Loss Ratio
	Canada	72.4%		70.2%
	U.S.	72.2%		70.6%

	Total	72.2%		70.5%

	(Increase) decrease in estimated unpaid claims for prior accident years (note 1):
	Canada	$ 416		$ (8,875)
	U.S.	(6,903)		(8,446)

	Total	$(6,487)		$(17,321)

	As a % of net premiums earned (note 2):
	Canada	(0.3%	)	7.9%
	U.S.	1.6%		1.9%

	Total	1.1%		3.1%

	As a % of unpaid claims (note 3):
	Canada	(0.1%	)	2.7%
	U.S.	0.6%		0.1%

	Total	0.4%		1.4%

Note 1 – Changes in estimates for unpaid claims from prior accident years reflected in current financial year results.

Note 2 – Increase (decrease) in current financial year reported combined ratio

Note 3 – Increase (decrease) compared to estimated unpaid claims at the end of the preceding fiscal year

KINGSWAY FINANCIAL SERVICES INC.
SUPPLEMENTARY INFORMATION TO PRESS RELEASE
As at March 31, 2004, December 31, 2003 and March 31, 2003
(In thousands of Canadian dollars, except for per share amount)
(Unaudited)

3.	Financial Strength:

Some of the key indicators of the Company’s financial strength are as follows:

		March 31, 2004	December 31, 2003

Rolling four quarter calculations:
	Net Premiums Written to Estimated Statutory Surplus Ratio	2.8x	2.9x
	Interest Coverage Ratio	5.0x	5.2x
	Total Bank and Senior Debt to Capitalization Ratio	23.8%	22.1%

4.	Selected Financial Information expressed in thousands of U.S. dollars, except for per share amounts

Quarter to
		March 31, 2004	December 31, 2003

	Gross Premiums Written	$549,742	$463,409
	Net Premiums Earned	452,541	363,608
	Net Income	23,808	16,060
	Earnings Per Share – diluted	$ 0.42	$ 0.32
	Underwriting Profit	$ 8,053	$ 11,774
	Book Value Per Share	$ 10.22	$ 8.44

The selected financial information disclosed above has been translated using a foreign exchange rate for the income statement of Canadian $1 = U.S. $0.7738 and Canadian $1 = U.S. $0.6596 for the quarter ended March 31, 2004 and 2003, respectively. The book value per share was translated at the quarter end rate of Canadian $1 = U.S. $0.7631 and Canadian $1 = U.S. $0.6831 for March 31, 2004 and 2003, respectively. Readers should be cautioned as to the limited usefulness of the selected financial information presented above.

KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED STATEMENTS OF CASHFLOWS
For the three months ended March 31, 2004 and 2003
(In thousands of Canadian dollars)

	2004	2003
	(unaudited)

Cash provided by (used in):
Operating activities:
Net income	$ 30,768	$ 24,394
Items not affecting cash:
Amortization	2,109	1,464
Future income taxes	4,311	427
Net realized (gains) losses	(6,770)	688
Amortization of bond premiums and discounts	6,776	2,597

	37,194	29,570

Net change in other non-cash balances:	69,241	66,954

	106,435	96,524

Financing activities:
Increase of share capital	2,664	802
Increase (decrease) in bank indebtedness	(130,463)	15,291
Increase in senior unsecured indebtedness	167,132	--

	39,333	16,093

Investing activities:
Purchase of investments	(690,233)	(2,397,164)
Proceeds from sale of investments	520,775	2,250,813
Financed premiums receivable, net	(2,976)	(67)
Additions to capital assets	(6,910)	415

	(179,344)	(146,003)

Decrease in cash during period	(33,576)	(33,386)
Cash, beginning of period	140,883	244,921

Cash, end of period	$ 107,307	$ 211,535

PRESIDENT’S MESSAGE TO SHAREHOLDERS

Dear Shareholders:

On behalf of the Board of Directors, I am pleased to report our financial results for the three months ended March 31, 2004.

For the three months ended March 31, 2004, net income increased 26% to $30.8 million compared to Q1 2003, earnings per share increased 12% to 55 cents (diluted) compared to Q1 2003 and our annualized return on equity for the quarter was 16.9%. At the end of the quarter, our book value per share was at $13.39, an increase of 6% from the year-end and our investment portfolio increased to $2.9 billion or $51.11 per share. The combined ratio for the quarter improved to 98.2% compared to 101.4% for fiscal 2003 producing an underwriting profit of $10.4 million in the quarter. The Canadian operations reported improved results with a 98.4% combined ratio with the U.S. operations reporting a combined ratio of 98.2%. We are very pleased with the solid start that we have made to 2004 and are particularly encouraged by the strong improvement in the results from the Canadian operations as a result of the rate increases and fraud controls that we implemented during the course of 2003.

We report our results in Canadian dollars whereas 77% of our premiums are in U.S. dollars. During the course of 2003, the Canadian dollar appreciated against the U.S. dollar thereby affecting the comparability of results. When our results are translated into U.S. dollars gross premiums written increased by 19% and net income by 48% compared to the first quarter of 2003.

During the quarter we continued to strengthen our estimated unpaid claims provisions which included an increase in the incurred but not reported provision of $50 million which is a 7% increase from the beginning of the year. Case reserves on individual claims files were also increased by 13% compared to the beginning of the year.

Investment income increased by 42% to $22.3 million compared to the first quarter of last year and net realized gains in the quarter amounted to $6.8 million compared to net realized losses of $0.7 million in the first quarter of 2003. At March 31, 2004, 24% of the fixed income portfolio matures in one year and 61% matures after one year and in less than 5 years. Consequently we are well positioned to see an improvement in our investment income should interest rates rise in the foreseeable future.

Outlook

We continue to see good opportunities to profitably grow our business in the United States given the capital constraints of many of our competitors. With interest rates being at historic lows, we believe this bodes well for the future underwriting profitability for this segment of our business for the foreseeable future. In Canada, we continue to see political interference with the personal automobile product in Ontario and Alberta. In all our markets we continue to focus on maintaining underwriting profitability which means taking necessary actions to restrict business in markets which we are unstable or unattractive and to grow in markets which are stable and which provide opportunities for profitable growth.

Sincerely,

William G. Star (signed)
President & Chief Executive Officer
May 6, 2004

Kingsway Financial Services Inc.
Management's Discussion and Analysis
Results of Operations
For the Period Ended March 31, 2004 and 2003

The following management’s discussion and analysis (MD&A) should be read in conjunction with the Company’s unaudited interim consolidated financial statements for the first quarter of fiscal 2004 and 2003; with the MD&A set out on pages 17 to 54 in the Company’s 2003 Annual Report, including the section on risks and uncertainties; and with the notes to the interim consolidated financial statements for the first quarter of fiscal 2004 and the notes to the audited consolidated financial statements for fiscal 2003 set out on pages 55 to 73 of the Company’s 2003 Annual Report. (All dollar amounts are in Canadian dollars unless otherwise indicated).

For the three months ended March 31, 2004 and 2003

        Gross Premiums Written.    During the first quarter of 2004, gross premiums written increased to $710.4 million, compared with $702.6 million in the first quarter last year. A significant portion of the Company’s operations and net assets are denominated in U.S. dollars whereas the Company reports in Canadian dollars. In the quarter, U.S. operations represented 77% of gross premiums written compared with 82% in the first quarter last year. Written premiums from Canadian operations grew 30% to $164.6 million for the quarter, compared to $127.0 million in Q1 last year. Written premiums from U.S. operations decreased to $545.8 million compared with $575.6 million last year, whereas in U.S. dollars they increased by 9% to U.S.$413.7 million. The results for the first quarter of 2003 include approximately $64.3 million from a Managing General Agent program that was terminated effective January 1, 2003. After adjusting for these premiums on a comparable basis, gross premiums written increased 11% compared to the first quarter of 2003.

        Net Premiums Written.    Net premiums written increased 3% to $684.1 million compared with $666.7 million for the first quarter of last year. Net premiums written from the U.S. operations decreased 4% to $527.1 million compared with $549.6 million last year. Net premiums written from the Canadian operations increased 34% to $157.0 million compared with $117.1 million in the first quarter of last year.

        Net Premiums Earned.    Net premiums earned increased 6% to $584.8 million for the quarter, compared with $551.3 million for the first quarter last year. Net premiums earned from Canadian operations increased by 38% to $155.1 million compared with $112.2 million last year. For U.S. operations, net premiums earned decreased to $429.7 million compared with $439.1 million in the first quarter of 2003, whereas in U.S. dollars they increased by 11% to U.S.$325.3 million compared to Q1 last year. The net premiums earned for 2003 included approximately $60.0 million from a Managing General Agent program that was terminated effective January 1, 2003.

        Investment Income.    Investment income increased 42% to $22.3 million compared with $15.8 million for the first quarter of 2003.

        Net Realized Gains.    Net realized gains amounted to $6.8 million compared with net realized losses of $0.7 million in the first quarter of 2003. Net realized losses in 2003 included adjustments to the carrying value for declines in market value considered other than temporary of $2.6 million in the quarter on investments still held compared to $nil for the first quarter of 2004.

Kingsway Financial Services Inc.
Management's Discussion and Analysis
Results of Operations
For the Period Ended March 31, 2004 and 2003

        Claims Incurred.    Our claims ratio for the first three months of 2004 was 72.2%, compared to 70.5% to last year. The claims ratio for the U.S. operations was 72.2% compared with 70.6% for the first three months of 2003. The slight deterioration in the U.S. operations claims ratio is a reflection of the growth of the business. The claims ratio for the Canadian operations was 72.4% compared to 70.2% in the first quarter of last year.

The results for the quarter include increases in the provision for unpaid claims occurring prior to December 31, 2003 of approximately $6.5 million ($4.3 million after tax). These increases represent 1.1% of the net premiums earned in the quarter and 0.4% of the unpaid claims recorded as at December 31, 2003. The Company continues to increase its estimated provision for incurred but not reported claims (IBNR) and specific estimates for each individual claim based on historical settlement patterns (case reserves). During the quarter, the IBNR provision was increased by $50 million or 7% to $797.0 million and the case reserves were increased 13% to $1,039.1 million.

        Underwriting Expenses.    The combined ratio of 98.2% for the first quarter produced an underwriting profit of $10.4 million, compared with the combined ratio of 96.8% and $17.9 million underwriting profit reported in the first quarter of 2003. For the quarter, the U.S. operations combined ratio was 98.2% (96.0% Q1 last year) and for the Canadian operations improved to 98.4% (99.9% Q1 last year). The Canadian operations showed improvement in its expense ratio due to commission actions taken to reduce commissions paid on its non-standard automobile product in both the Ontario and Alberta markets, as well as rate increases and fraud controls implemented in 2003.

        Interest Expense.    Interest expense in the first quarter of 2004 was $6.9 million, compared to $4.5 million for the first quarter of 2003 reflecting the increase in interest payment obligations on the U.S.$90.5 million of subordinated indebtedness issued during late 2002 and 2003.

        Net Income and Earnings Per Share.    Net income for the quarter was $30.8 million, a 26% increase over the $24.4 million reported in the first quarter last year. Diluted earnings per share were 55 cents for the quarter compared to 49 cents for the first quarter of 2003.

        A significant portion of the Company’s operations and net assets are denominated in U.S. dollars whereas the Company reports in Canadian dollars. The strengthening of the Canadian currency against the U.S. dollar during the quarter had a negative impact on results for the quarter. When our results are translated into U.S. dollars net income increased by 48% compared to the first quarter of 2003.

        Book Value Per Share and Return on Equity.    During the quarter, shareholders’ equity was increased by $13.3 million and book value per share by 24 cents as a result of the change in the unrealized currency translation adjustment. As a result of this and the earnings in the quarter, book value per share increased by 6% to $13.39 from $12.63 as at December 31, 2003. Our annualized return on equity was 16.9% for the first quarter of 2004 compared to 16.0% for the same quarter last year.

Kingsway Financial Services Inc.
Management's Discussion and Analysis
Results of Operations
For the Period Ended March 31, 2004 and 2003

        Balance Sheet.    Total assets as at March 31, 2004 grew to $4.0 billion. The investment portfolio, including cash and accrued investment income, increased 7% to $2,870.0 million (market value $2,953.1 million), compared to $2,674.1 million (market value $2,726.7 million) as at December 31, 2003. Net unrealized gains on the investment portfolio were $83.1 million ($1.48 per share outstanding) at March 31, 2004, as compared to $52.5 million (94 cents per share outstanding) at the end of 2003. The investment portfolio is well positioned to take advantage of interest rate increases due to the very short maturity profile of the portfolio. At March 31, 2004 24% of the fixed income portfolio matures in less than one year and 61% matures after one year and in less than five years. However, should interest rates increase this could have a negative impact on the market value of our fixed income portfolio. Unearned premiums as at March 31, 2004 grew to $891.9 million, an increase of 15% over the $776.5 million reported at the end of 2003.

        Currency.    The Company reports in Canadian dollars, whereas 77% of its gross premiums in the quarter were generated from its U.S. operations. During 2003 the Canadian dollar appreciated against the U.S. dollar thereby affecting the comparability of results. When the Company’s results are translated into U.S. dollars, gross premiums written increased by 19%, net income by 48% and earnings per share by 31% compared to the first quarter of 2003.

        Contractual Obligations.    Information concerning contractual obligations as at March 31, 2004 is shown below:

(in thousands of Canadian dollars)

Payments Due by Period
	2004	2005 & 2006	2007	2008	Thereafter	Total

Bank indebtedness	$24,847	$ --	$ --	$ --	$ --	$ 24,847
Senior unsecured debentures	--	--	78,000	--	163,813	241,813
Subordinated indebtedness	--	--	--	--	119,396	119,396
Other liabilities	9,011	--	--	--	--	9,011

Total	$33,858	$ --	$78,000	$ --	$283,209	$395,067

For further details on the Company’s long term debt and interest obligations, refer to note 11 to the Company’s 2003 audited consolidated financial statements and page 44 of the 2003 Annual Report which sets out the Company’s contractual obligations as at December 31, 2003.

Kingsway Financial Services Inc.
Management's Discussion and Analysis
Results of Operations
For the Period Ended March 31, 2004 and 2003

        Liquidity and Capital Resources.    During the first quarter of 2004, the net cash provided from operations was $106.4 million compared to $96.5 million in the first quarter of 2003 which increased our investment portfolio. The Company believes that the cash generated from the operating activities will be sufficient to meet our ongoing cash requirements, including interest payment obligations. Net cash provided by financing activities during the first quarter of 2004 was $39.3 million compared to $16.1 million in the first quarter of 2003. As discussed on page 43 of the Company’s Annual Report, the proceeds from US$125 million 7.50% unsecured senior notes due 2014 were used to repay existing bank indebtedness. During the quarter, the Company entered into a $150 million revolving credit facility to replace the US$100 million and $66.5 million facilities. The terms and conditions are further described on page 43 of the Company’s Annual Report. As of March 31, 2004 the Company was in compliance with all of the covenant requirements of the credit facility and we expect to remain in compliance for the remainder of the term of this facility.

        Off-Balance Sheet Financing.    The Company does not engage in any off-balance sheet financing arrangements.

        Summary of Quarterly Results.    For a summary of the Company’s previous eight quarterly results refer to page 75 of the 2003 Annual Report.

Outlook

The Company’s 2003 Annual Report includes description and analysis of the key factors and events that could impact future earnings under the heading Risks and Uncertainties in the Management’s Discussion and Analysis section. These factors and events have, for the most part, remained substantially unchanged.

Forward Looking Statements

This shareholders report includes “forward looking statements” that are subject to risks and uncertainties. For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, see Kingsway’s securities filings, including its 2003 Annual Report under the heading Risks and Uncertainties in the Management’s Discussion and Analysis section. The securities filings can be accessed at www.sedar.com or through the Company’s website at www.kingsway-financial.com. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the three months ended March 31, 2004 and 2003
(In thousands of Canadian dollars, except for per share amounts)

	2004	2003
	(unaudited)

Gross premiums written	$710,445	$ 702,560

Net premiums written	$684,081	$ 666,663

Revenue:
Net premiums earned	$584,830	$ 551,255
Investment income	22,329	15,766
Net realized gains (losses)	6,770	(688)

	613,929	566,333
Expenses:
Claims incurred	422,206	388,664
Commissions and premium taxes	110,555	114,309
General and administrative expenses	41,662	30,432
Interest expense	6,930	4,462
Amortization of intangibles	175	230

	581,528	538,097

Income before income taxes	32,401	28,236
Income taxes	1,633	3,842

Net income	$ 30,768	$ 24,394

Earnings per share:
Basic:	$0.55	$0.50
Diluted:	$0.55	$0.49
Weighted average shares outstanding:
Basic:	55,967	48,827
Diluted:	56,344	49,400

KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED BALANCE SHEETS
(In thousands of Canadian dollars)

	March 31 2004 (unaudited)	December 31 2003

ASSETS
Cash	$ 107,307	$ 140,883
Investments	2,731,889	2,512,052
Accrued investment income	30,838	21,189
Accounts receivable and other assets	470,325	387,052
Due from reinsurers and other insurers	220,471	176,295
Deferred policy acquisition costs	189,363	167,960
Income taxes recoverable	8,920	--
Future income taxes	69,040	72,184
Capital assets	73,788	66,981
Goodwill and intangible assets	87,838	85,840

	$ 3,989,779	$ 3,630,436

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES
Bank indebtedness	$ 24,847	$ 153,895
Accounts payable and accrued liabilities	123,754	128,797
Income taxes payable	--	2,589
Unearned premiums	891,870	776,481
Unpaid claims	1,836,052	1,669,734
Senior unsecured indebtedness	241,813	78,000
Subordinated indebtedness	119,396	115,981

	3,237,732	2,925,477

SHAREHOLDERS' EQUITY
Share capital	471,332	468,668
Issued and outstanding number of common shares
56,150,828 – March 31, 2004
55,829,794 – December 31, 2003
Contributed surplus	1,027	678
Currency translation adjustment	(81,006)	(94,313)
Retained earnings	360,694	329,926

	752,047	704,959

	$ 3,989,779	$ 3,630,436

KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
For the three months ended March 31, 2004 and 2003
(In thousands of Canadian dollars)

	2004	2003
	(unaudited)

Retained earnings, beginning of period	$329,926	$244,643
Net income for the period	30,768	24,394

Retained earnings, end of period	$360,694	$269,037

KINGSWAY FINANCIAL SERVICES INC.
CONSOLIDATED STATEMENTS OF CASHFLOWS
For the three months ended March 31, 2004 and 2003
(In thousands of Canadian dollars)

	2004	2003
	(unaudited)

Cash provided by (used in):

Operating activities:
Net income	$ 30,768	$ 24,394
Items not affecting cash:
Amortization	2,109	1,464
Future income taxes	4,311	427
Net realized (gains) losses	(6,770)	688
Amortization of bond premiums and discounts	6,776	2,597

	37,194	29,570

Net change in other non-cash balances:	69,241	66,954

	106,435	96,524
Financing activities:
Increase of share capital	2,664	802
Increase (decrease) in bank indebtedness	(130,463)	15,291
Increase in senior unsecured indebtedness	167,132	--

	39,333	16,093
Investing activities:
Purchase of investments	(690,233)	(2,397,164)
Proceeds from sale of investments	520,775	2,250,813
Financed premiums receivable, net	(2,976)	(67)
Net change to capital assets	(6,910)	415

	(179,344)	(146,003)

Decrease in cash during period	(33,576)	(33,386)
Cash, beginning of period	140,883	244,921

Cash, end of period	$ 107,307	$ 211,535

KINGSWAY FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2004 and 2003
(Unaudited – tabular amounts in thousands of Canadian dollars)

1.	Basis of presentation

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies as were used for the Company’s consolidated financial statements for the year ended December 31, 2003. These interim consolidated financial statements do not contain all disclosures required by generally accepted accounting principles and accordingly should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2003 as set out on pages 55 to 73 of the Company’s 2003 Annual Report. The results of the operations for the interim periods are not necessarily indicative of the full-year results.

2.	Stock-based compensation

As reported on pages 62 of the Company’s 2003 Annual Report, effective January 1, 2003 the Company adopted on a prospective basis the fair-value method of accounting for stock-based compensation awards granted to employees and non-employee directors. During the first quarter 2004, the Company recorded $349,000 of stock-based compensation expense included in employee compensation expense.

For stock options granted in prior years, the Company must provide the following pro forma disclosures of net income and earnings per share as if the Company had measured the additional compensation element of stock options granted based on the fair value on the date of grant. Such proforma disclosure follows:

	Three months ended March 31,

	2004	2003

Net income
As reported	$30,678	$24,394
Pro forma	30,152	23,814
Basic earnings per share
As reported	$ 0.55	$ 0.50
Pro forma	0.54	0.49
Diluted earnings per share
As report	$ 0.55	$ 0.49
Pro forma	0.54	0.48

The per share weighted average fair value of options granted during 2004 and 2003 was $3.79 and $6.11, respectively. The fair value of the options granted was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

KINGSWAY FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2004 and 2003
(Unaudited – tabular amounts in thousands of Canadian dollars)

2.	Stock-based compensation – continued:

		As at March 31

		2004		2003

	Risk-free interest rate	4.34%		5.44%
	Dividend yield	0.0%		0.0%
	Volatility of the expected market price of the
	Company's common shares	45.7%		56.0%
	Expected option life (in years)	4.7	years	5.5	years

The Black-Scholes option valuation model was developed for use in estimating fair value of traded options which have no vesting restrictions and are fully transferable. As the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the above pro forma adjustments are not necessarily a reliable single measure of the fair value of the Company’s employee stock options.

3.	Segmented information

The Company provides property and casualty insurance and other insurance related services in three reportable segments, Canada, the United States and corporate and other insurance related services. The Company’s Canadian and United States segments include transactions with the Company’s reinsurance subsidiaries. At the present time, other insurance related services are not significant. Results for the Company’s operating segments are based on the Company’s internal financial reporting systems and are consistent with those followed in the preparation of the consolidated financial statements.

KINGSWAY FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2004 and 2003
(Unaudited – tabular amounts in thousands of Canadian dollars)

3.	Segmented information – continued:

		Three Months ended March 31, 2004

		Canada	United States	Corporate and Other	Total

	Gross premiums written	$ 164,604	$ 545,841	$ --	$ 710,445
	Net premiums earned	155,157	429,673	--	584,830
	Investment income	9,820	12,549	(40)	22,329
	Net realized gains	2,348	4,405	17	6,770
	Interest expense	--	4,979	1,951	6,930
	Amortization of capital assets	191	1,559	277	2,027
	Amortization of intangible
	assets	--	175	--	175
	Net income tax
	expense (recovery)	2,947	(1,554)	240	1,633
	Net income (loss)	10,167	21,291	(690)	30,768

	Total assets	$1,313,934	$2,633,063	$42,782	$3,989,779
	Underwriting profit	2,470	7,937	--	10,407

	Claims ratio	72.4%	72.2%	--	72.2%
	Expense ratio	26.0%	26.0%	--	26.0%
	Combined ratio	98.4%	98.2%	--	98.2%

		Three Months ended March 31, 2003

		Canada	United States	Corporate and Other	Total

	Gross premiums written	$ 127,008	$ 575,552	$ --	$ 702,560
	Net premiums earned	112,180	439,075	--	551,255
	Investment income	6,043	9,696	27	15,766
	Net realized gains (losses)	(911)	225	(2)	(688)
	Interest expense	--	2,464	1,998	4,462
	Amortization of capital assets	176	1,326	307	1,809
	Amortization of intangible
	assets	--	230	--	230
	Net income tax expense	964	2,638	240	3,842
	Net income (loss)	2,992	22,276	(874)	24,394

	Total assets	$ 729,344	$2,325,949	$29,292	$3,084,585
	Underwriting profit	163	17,687	--	17,850

	Claims ratio	70.1%	70.6%	--	70.5%
	Expense ratio	29.8%	25.4%	--	26.3%
	Combined ratio	99.9%	96.0%	--	96.8%

KINGSWAY FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2004 and 2003
(Unaudited – tabular amounts in thousands of Canadian dollars)

3.	Segmented Information – continued:

		Quarter to March 31:
		2004	2003

	(Increase) decrease in estimated unpaid claims for prior accident years (note 1):
	Canada	$ 416	$ (8,875)
	U.S.	(6,903)	(8,446)

	Total	$(6,487)	$(17,321)

	As a % of net premiums earned (note 2):
	Canada	(0.3%)	7.9%
	U.S.	1.6%	1.9%

	Total	1.1%	3.1%

	As a % of unpaid claims (note 3):
	Canada	(0.1%)	2.7%
	U.S.	0.6%	0.1%

	Total	0.4%	1.4%

Note 1 – Changes in estimates for unpaid claims from prior accident years reflected in current financial year results.

Note 2 – Increase (decrease) in current financial year reported combined ratio

Note 3 – Increase (decrease) compared to estimated unpaid claims at the end of the preceding fiscal year

KINGSWAY FINANCIAL SERVICES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2004 and 2003
(Unaudited – tabular amounts in thousands of Canadian dollars)

4.	Investments

	The carrying amounts and fair values of investments are summarized below:

		March 31, 2004

		Carrying amount	Fair value

	Term deposits	$ 282,117	$ 282,510
	Bonds:
	Government	783,517	796,696
	Corporate	1,300,242	1,322,039
	Preferred shares	--	--
	Common shares	282,113	329,866
	Financed premiums	83,900	83,900

		$2,731,889	$2,815,011

		December 31, 2003

		Carrying amount	Fair value

	Term deposits	$ 285,715	$ 285,500
	Bonds:
	Government	783,857	787,552
	Corporate	1,107,515	1,112,386
	Preferred shares	500	512
	Common shares	253,551	297,725
	Financed premiums	80,914	80,914

		$2,512,052	$2,564,589

KINGSWAY FINANCIAL SERVICES INC.
SUPPLEMENTARY INFORMATION
As at three months ended March 31, 2004, December 31, 2003 and March 31, 2003
(Unaudited)

Financial Strength Indicators:

Some of the key indicators of the Company’s financial strength are as follows:

	March 31, 2004	December 31, 2003

Rolling four quarter calculations:
Net Premiums Written to Estimated Statutory Surplus Ratio	2.8x	2.9x
Interest Coverage Ratio	5.0x	5.2x
Total Bank and Senior Debt to Capitalization Ratio	23.8%	22.1%

Selected Financial Information expressed in thousands of U.S. dollars, except for per share amounts

	Quarter to
	March 31, 2004	March 31, 2003

Gross Premiums Written	$549,742	$463,409
Net Premiums Earned	452,541	363,608
Net Income	23,808	16,060
Earnings Per Share - diluted	$ 0.42	$ 0.32
Underwriting Profit	$ 8,053	$ 11,774
Book Value Per Share	$ 10.22	$ 8.44

The selected financial information disclosed above has been translated using a foreign exchange rate for the income statement of Canadian $1 = U.S. $0.7738 and Canadian $1 = U.S. $0.6596 for the quarter ended March 31, 2004 and 2003, respectively. The book value per share was translated at the quarter end rate of Canadian $1 = U.S. $0.7631 and Canadian $1 = U.S. $0.6831 for March 31, 2004 and 2003, respectively. Readers should be cautioned as to the limited usefulness of the selected financial information presented above.

FORM 52-109FT2
CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, William G. Star, President and Chief Executive Officer of Kingsway Financial Services Inc, certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Kingsway Financial Services Inc., (the issuer) for the interim period ending March 31, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respect the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 6, 2004

/s/ William G. Star

William G. Star
President and Chief Executive Officer

FORM 52-109FT2
CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, W. Shaun Jackson, Executive Vice President and Chief Financial Officer of Kingsway Financial Services Inc, certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Kingsway Financial Services Inc., (the issuer) for the interim period ending March 31, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respect the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 6, 2004

/s/ W. Shaun Jackson

W. Shaun Jackson
Executive Vice President and Chief Financial Officer